Exhibit (a)(5)(x)

EFiled: Oct 17 2014 09:50AM EDT Transaction ID 56208240 Case No. 10246-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

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MAXINE PHILLIPS, Individually and	)	C.A. No.
On Behalf of All Others Similarly	)
Situated,	)
	)	CLASS ACTION
Plaintiff,	)
v.	)
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ATHLON ENERGY INC., ROBERT	)
C. REEVES, GREGORY A. BEARD,	)
WILSON B. HANDLER, RAKESH	)
WILSON, TED A. GARDNER, BART	)
KALSU, MARK A. STEVENS,	)
ENCANA CORPORATION, and	)
ALENCO ACQUISITION	)
COMPANY INC.,	)
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)
)
Defendants.	)
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)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Maxine Phillips (“Plaintiff”), by her attorneys, makes the following allegations based upon information and belief, except as to allegations specifically pertaining to herself and her counsel, which are based on personal knowledge.

SUMMARY

1. This is a class action brought by Plaintiff on behalf of herself and other public stockholders of Athlon Energy Inc. (“Athlon” or the “Company”) to enjoin the proposed acquisition via a tender offer of all of the outstanding shares of Athlon’s common stock by Encana Corporation (“Encana”) through its wholly-owned subsidiary Alenco Acquisition Company Inc., (“Merger Sub” or collectively, “Encana”), as detailed herein (the “Proposed Transaction” or “Tender Offer”).

2. On September 29, 2014, Athlon and Encana issued a joint press release announcing that they had entered into a definitive Agreement and Plan of Merger, dated September 27, 2014 (“Merger Agreement”), under which Encana will acquire all of the outstanding shares of Athlon common stock at a price of $58.50 per share in an all-cash transaction valued at approximately $7.1 billion.

3. As described herein, the Proposed Transaction, which was unanimously approved by the Company’s Board of Directors (“Board” or “Individual Defendants”), is the product of a flawed process that is designed to ensure the sale of Athlon to Encana on terms preferential to Encana, but detrimental to Plaintiff and the other public stockholders of Athlon.

4. Indeed, more than half of Athlon’s seven-person Board is entirely interested in the Proposed Transaction. Athlon’s President, CEO and Chairman of the Board, Robert C. Reeves (“Reeves”) stands to receive over $363.58 million upon consummation of the Proposed Transaction. Additionally, Apollo Global Management, LLC (“Apollo”), the single largest shareholder of Athlon’s common stock controlling approximately 25% of Athlon’s outstanding shares, also controls three (3) of Athlon’s Board members, which are all Apollo Partners or Members.

5. Together with Apollo, the Individual Defendants control approximately 35.8% of Athlon’s outstanding shares. Since its initial investment in the Company, in 2013, Apollo has more than doubled its money in Athlon. The Proposed Transaction presents an excellent opportunity for Apollo and the Individual Defendants to liquidate their holdings. Therefore, it is unsurprising that Apollo and the Individual Defendants pushed the process along and entered into Voting Agreements to deliver 35.8% of the Company’s outstanding shares to Encana. Indeed, upon consummation of the Proposed Transaction, Apollo and the Individual Defendants stand to receive over $2 billion. As such, the Board has a duty to provide an entirely fair process and price for the transaction.

6. As described in detail below, both the value to Athlon stockholders contemplated in the Merger Agreement and the process by which Defendants seek to consummate the Proposed Transaction are not entirely fair to Plaintiff and the other public stockholders of the Company. As such, the Individual Defendants breached their fiduciary duties to Athlon stockholders, and violated applicable legal standards governing the Individual Defendants’ conduct.

7. The process undertaken by Defendants is not entirely fair to Athlon shareholders. The Proposed Transaction involved a single bidder with absolutely no canvasing of the market. Additionally, the Board failed to secure a go-shop provision in the Merger Agreement thereby locking up the deal with Encana for inadequate consideration. Moreover, notwithstanding the apparent conflicts of interests permeating the Company’s Board, Athlon failed to create any type of special committee to steer the sales process in a way that maximized stockholder value.

8. Additionally, the consideration offered to Athlon stockholders is unfair and grossly inadequate because it does not reflect the intrinsic value of the Company’s common stock. Athlon’s revenues and growth potential have been consistently improving quarter-by-quarter. On August 12, 2014, the Company announced its sixth (6th) consecutive quarter of tremendous revenue and adjusted EBITDA growth, as well as increased levels of average daily production volumes, since its initial public offering in August 2013. Commenting on the Company’s success, Defendant Reeves stated that he was encouraged about the Company’s future growth prospects.

9. The offer price is particularly inadequate given the significant benefits Encana will reap if the Proposed Transaction is consummated. On April 8, 2014, the Company announced that it had acquired the Northern Midland Basin properties. Commenting on the lucrative acquisitions, Reeves stated “[w]ith our portfolio of premier assets, Athlon is proud to be a top-tier operator with exposure across the entire northern Midland Basin.” Recognizing the tremendous benefit of acquiring Athlon and its impressive portfolio of assets, Encana’s President and

CEO, Doug Suttles, stated “This transformative acquisition further accelerates our strategy and provides us with a prime position in what is widely acknowledged as one of North America’s top oil plays.” Yet, if the Proposed Transaction closes, Athlon stockholders, such as Plaintiff, will be denied the growth opportunity the Company has been touting.

10. On October 10, 2014, Encana filed its Offer to Purchase contained in a Schedule TO. On that same day, Athlon filed its Schedule 14D-9 (“14D-9”), recommending that Athlon stockholders tender into the tender offer, which is scheduled to close on November 7, 2014, unless extended. However, as described herein, the 14D-9 fails to disclose material information to Company stockholders, in breach of the Individual Defendants’ duty of candor.

11. As such, as described below, both the value to Athlon stockholders contemplated in the Proposed Transaction and the process by which Defendants seek to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public stockholders of the Company. The Individual Defendants’ conduct constitutes a breach of their fiduciary duties owed to Athlon stockholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

12. To remedy Defendants’ breaches of fiduciary duty and other misconduct, Plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Transaction; (ii) a directive to the members of the Board to exercise their fiduciary duties to obtain a transaction which is in the best interests of Athlon’s stockholders; and (iii) rescission of, to the extent already implemented, the Merger Agreement, or any of the terms thereof.

PARTIES

13. Defendant Athlon is a Delaware corporation, with its principal executive offices located at 420 Throckmorton Street, Suite 1200, Fort Worth, Texas, 76102. Athlon is an independent exploration and production company focused on the acquisition, development, and exploitation of unconventional oil and liquids-rich natural gas reserves in the Permian Basin. Athlon’s common stock is traded on the New York Stock Exchange under the symbol “ATHL”.

14. Defendant Reeves has served as the Company’s President, CEO and Chairman of the Board since its formation in August 2010. Reeves currently serves on the Compensation Committee. Reeves stands to receive more than $363.58 million upon consummation of the Proposed Transaction.

15. Defendant Gregory A. Beard (“Beard”) has served as a Director of the Company’s Board since April 2013. Beard currently serves on the Compensation and the Nominating and Corporate Governance Committees. Beard is also currently a Senior Partner at Apollo, Athlon’s largest shareholder.

16. Defendant Wilson B. Handler (“Handler”) has served as a Director of the Company’s Board since November 2013. Handler joined Apollo in 2011 and is a member of the Natural Resources group.

17. Defendant Rakesh Wilson (“Wilson”) has served as a Director of the Company’s Board since April 2013. Wilson currently serves on the Compensation and the Nominating and Corporate Governance Committees. Wilson is currently also a Partner at Apollo, where he is a senior member of the Natural Resources group.

18. Defendant Ted A. Gardner (“Gardner”) has served as an Independent Director of the Company’s Board since August 2013. Gardner also currently serves on the Compensation Committee and is the Chair of the Audit Committee. Gardner stands to receive over $5 million upon consummation of the Proposed Transaction.

19. Defendant Bart Kalsu (“Kalsu”) has served as an Independent Director of the Company’s Board since July 30, 2014. Kalsu also currently serves on the Audit Committee. Kalsu stands to receive over $231 thousand upon consummation of the Proposed Transaction.

20. Defendant Mark A. Stevens (“Stevens”) has served as an Independent Director of the Company’s Board since October 2013. Stevens also currently serves on the Audit Committee. Stevens stands to receive over $1.25 million upon consummation of the Proposed Transaction.

21. Defendants set forth in paragraphs 14 to 20 above are referred to herein as the “Board” or the “Individual Defendants.” By virtue of their positions as directors and/or officers of Athlon, the Individual Defendants are in a fiduciary relationship with the Plaintiff and other public stockholders of Athlon.

22. Defendant Encana is a Canadian corporation with its principal executive offices located at Suite 4400, 500 Centre Street SE, Calgary, Alberta, Canada T2P 2S5. Encana describes itself as a leading North American energy producer that is focused on growing its portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. Encana is currently Canada’s second largest gas producer. Encana common shares trade on the Toronto and New York stock exchanges under the symbol “ECA”.

23. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Defendant Encana. Upon completion of the Proposed Transaction, Merger Sub will merge with and into Athlon and cease its separate corporate existence.

24. Collectively, Athlon, the Individual Defendants, Encana and Merger Sub are referred to herein as “Defendants.”

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

25. Under Delaware law, the officers and directors of a publicly traded corporation have fiduciary duties of loyalty and care to stockholders. To diligently comply with these duties, neither the officers nor the directors may take any action that:

(a) adversely affects the value provided to the corporation’s stockholders;

(b) will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or

(e) will provide the officers and/or directors with preferential treatment at the expense of, or separate from, the public stockholders.

26. In accordance with the Board’s duties of loyalty, the Individual Defendants, as officers and/or directors of Athlon, are obligated under Delaware law to refrain from:

(a) participating in any transaction where the officers’ or directors’ loyalties are divided;

(b) participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public stockholders.

27. Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, due care, and candor owed to Plaintiff and other public stockholders of Athlon.

FACTUAL ALLEGATIONS

A.	Background to Merger and the Proposed Transaction

28. Athlon is a Delaware company, founded in 2010 and headquartered in Fort Worth, Texas. The Company focuses on the acquisition, development, and exploitation of unconventional oil and liquids-rich natural gas reserves in the Permian Basin. In August 2010, Athlon formed a partnership with affiliates of Apollo to pursue the acquisition and development of long-lived oil and natural gas properties in the onshore United States. Since the formation of their partnership, Apollo has more than doubled its investment in Athlon. Currently, the Company holds approximately 23,500 net acres in Martin, Upton, Andrews, and Glasscock counties. As of December 31, 2013, Athlon had 127 million barrels of oil equivalent of proved reserves; and proved undeveloped reserves comprising 659 gross potential vertical drilling locations. Athlon describes itself as a returns-focused organization that has targeted the Wolfberry play in the Midland Basin because of its favorable operating environment, consistent reservoir quality across multiple target horizons, long-lived reserve characteristics and high drilling success rates.

29. On September 29, 2014, Athlon and Encana issued a joint press release announcing the Proposed Transaction which stated, in relevant part:

CALGARY, AB, Sep 29, 2014 (Marketwired via COMTEX) — Encana Corporation (Encana) (ECA) ECA, -2.07% and Athlon Energy Inc. (Athlon) ATHL, +0.05% today jointly announced that the two companies have entered into a definitive merger agreement for Encana to acquire all of the issued and outstanding shares of common stock of Texas-based Athlon by means of an all-cash tender offer (the “Offer”) for US $5.93 billion (US $58.50 per share), as well as Encana assuming Athlon’s US $1.15 billion of senior notes, for a total transaction value of approximately US $7.1 billion. The Athlon board of directors has unanimously recommended to its shareholders that they tender to the offer.

The acquisition will add Athlon’s land position of approximately 140,000 net acres focused solely in the heart of the oil-rich Midland Basin to Encana’s portfolio, giving the company a seventh growth area.

“This transformative acquisition further accelerates our strategy and provides us with a prime position in what is widely acknowledged as one of North America’s top oil plays,” says Doug Suttles, Encana President & CEO. “The

Athlon team has built an exceptional asset with massive running room that includes greater than 10 years of drilling inventory with up to 11 potential productive horizons of high-margin liquids.”

“With a commitment to excellence and an unwavering focus on results, the Athlon team has established a track record of acquiring high-quality assets, applying extensive technical expertise as a top-tier operator and creating tremendous value for our shareholders,” says Bob Reeves, Chairman, President & CEO of Athlon. “Through tireless dedication and hard work, our team has built a high rate-of-return oil manufacturing process in the heart of the world-class Midland Basin. With Encana’s exceptional resources and the collective expertise of both teams, the next phase will accelerate development and ultimately realize the full potential of the deep inventory of premier projects.”

Encana expects that the transaction will add current production of about 30,000 barrels of oil equivalent per day (boe/d) based on Athlon’s current estimated production including recent acquisitions. Encana sees the potential for approximately 5,000 horizontal well locations with potential recoverable resource of approximately 3 billion barrels of oil equivalent. In 2015, Encana intends to invest at least $1 billion of capital in the play and ramp up from three to at least seven horizontal rigs by year-end 2015. The Permian will play an important part within Encana’s growth portfolio, contributing significantly to company-wide projected total liquids production of around 250,000 barrels per day (bbls/d) by 2017.

“During our strategic review last year, we carefully studied North America’s premier basins and identified the massive horizontal, multi-zone, development potential in the Permian,” adds Suttles. “Our strong balance sheet gave us the ability to act and capture this highly value-accretive opportunity. It is early days in the horizontal development of the Permian play and we see tremendous opportunity to enhance and accelerate value by applying our proven resource play model.”

Following this oil-rich acquisition, Encana now expects to achieve its initial 2017 target to reach 75 percent of operating cash flow from liquids production in 2015, marking a major strategic milestone. In the past year, the company has significantly realigned its portfolio through divestitures of natural gas-weighted assets and the acquisition and development of higher-margin oil and natural gas liquids (NGLs) opportunities.

B.	The Proposed Transaction Undervalues Athlon Shares

30. The consideration offered to Athlon stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Athlon common stock is materially in excess of the amount offered. The Proposed Transaction will deny Class members their right to share equitably in the true value of the Company. As a result, the Individual Defendants breached the fiduciary duties they owe to the Company’s public stockholders because those stockholders will not receive adequate or fair value for their Company common stock in the Proposed Transaction.

31. Athlon has reported consecutive quarters of tremendous growth and increased expectations for future growth for every single quarter since its initial public offering in August 2013. On August 13, 2013, Athlon reported financial results for the second fiscal quarter of 2013 (“2Q 2013”). For 2Q 2013, the Company announced total revenues of $65.2 million, up 82% year-over-year, adjusted EBITDA of $49.8 million, up 98% year-over-year, and average daily production volumes of 11,183 BOE/D, up 68% year-over-year.

32. On November 11, 2013, Athlon reported financial results for the third fiscal quarter of 2013 (“3Q 2013”). For 3Q 2013, the Company announced total revenues of $88.4 million, up 110% year-over-year, adjusted EBITDA of $63.3 million, up 109% year-over-year, and average daily production volumes of 12,960 BOE/D, up 69% year-over-year.

33. On February 25, 2014, Athlon reported financial results for the fourth fiscal quarter of 2013 (“4Q 2013”). For 4Q 2013, the Company announced total revenues of $91.0 million, up 98% year-over-year, adjusted EBITDA of $70.2 million, up 103% year-over-year, and average daily production volumes of 14,689 BOE/D, up 69% year-over-year.

34. Commenting on these favorable financial results and the Company’s future growth opportunities, Athlon’s President and CEO, Defendant Reeves stated:

We are proud to report exceptional financial results for the fourth quarter and full-year 2013, as well as outstanding growth in our year-end proved reserves. Athlon’s robust economic returns on our capital investments delivered record financial performance for our investors this year. Low-risk vertical development coupled with high-impact horizontal upsides give us a stable base to deliver exceptional results for many years to come.

35. Further commenting on the future prospects for the Company, Reeves stated:

We see 2014 as yet another year of tremendous returns that leads to fast-paced organic growth. With a strong balance sheet, we have the ability to accelerate drilling later this year or may seek to complement our assets through opportunistic acquisitions within our core operating areas.

36. On May 6, 2014, Athlon reported financial results for the first fiscal quarter of 2014 (“1Q 2014”). For 1Q 2014, the Company announced total revenues of $105.7 million, up 93% year-over-year, adjusted EBITDA of $79 million, up 94% year-over-year, and average daily production volumes of 16,987 BOE/D, up 71% year-over-year.

37. Commenting on these favorable financial results and the Company’s future growth opportunities, Defendant Reeves stated:

With the addition of $970 million in negotiated transactions year-to-date within our core operating areas and the associated financings, our Company is well positioned to deliver high rate of return growth and solid financial performance for years to come.

38. Most recently, on August 12, 2014, Athlon reported financial results for the second fiscal quarter of 2014 (“2Q 2014”). The Company announced its sixth (6th) consecutive quarter of remarkable growth since its initial public offering in August 2013. For 2Q 2014, the Company reported total revenues of $136.5 million, up 109% year-over-year, adjusted EBITDA of $97.1 million, up 95% year-over-year, and average daily production volumes of 21,901 BOE/D, up 96% year-over-year.

39. Commenting on these favorable financial results and the Company’s future growth opportunities, Defendant Reeves stated:

It’s nice to see that our outstanding individual horizontal and vertical well results are directly translating to predictable growth in production and cash flows. The first six horizontal wells are outperforming their average type curves by nearly 70%. As we continue to seamlessly integrate our acquisitions into the Company and add additional horizontal rigs through 2015, we expect these top-tier results to continue for many periods to come.

40. Additionally, on April 8, 2014, the Company announced that it had acquired the lucrative Northern Midland Basin properties. In August 2014, Athlon announced that it had acquired additional high-quality properties for $382 million adjacent to existing operating areas primarily in Midland and Martin counties. In its August 12, 2014 press release announcing financial results for 2Q 2014, the Company stated that the acquisitions are anticipated to be immediately accretive to cash flow per share and earnings per share.

41. However, rather than permitting the Company’s shares to trade freely and allowing its public stockholders to reap the benefits of the Company’s increasingly positive long-term prospects, the Individual Defendants have acted for their personal benefit and the benefit of Encana and to the detriment of the Company’s stockholders, by entering into the Proposed Transaction for inadequate consideration. Indeed, the Proposed Transaction places a cap on the Company’s value at a time when Athlon is poised for tremendous growth.

42. While Defendants tout the approximate “25% premium” as evidence of a fair price, that premium was based on the $46.73 closing price of Athlon stock on September 26, 2014. However, as recently as September 29, 2014, the Company’s stock was trading as high as 58.32. Moreover, in September 2014, analysts at KLR Group and Deutsche Bank set a price target of $60 per share for the Company. Likewise, in August 2014, analysts at Howard Weil set a price target of $63 per share and listed the Company with a “sector outperform” rating while analysts at Credit Suisse upgraded the Company’s rating from “neutral” to “outperform.”

43. Additionally, the merger consideration fails to adequately compensate Athlon stockholders for the significant synergies created by the Merger. Encana President and CEO, Suttles, recognized such synergies and stated in the joint press release:

We believe this acquisition, when combined with other recent portfolio changes, is highly accretive to our long-term cash flow per share projections and our goal of sustainably growing shareholder value. Our portfolio now aligns with our vision of being a leading North American resource play company. Our growth areas now include the top two resource plays in Canada, the Montney and Duvernay, and the top two resource plays in the United States, the Eagle Ford and the Permian.

44. Despite the substantial synergies and Athlon’s growth prospects, Defendants have agreed on merger consideration that is wholly inadequate and fails to reflect the intrinsic value of the Company.

C.	The Flawed Process Leading Up To The Proposed Transaction

45. The Proposed Transaction was the product of a rushed sales process led by a conflicted director, Reeves, who failed to create any kind of bidding process. The Board made absolutely no attempt to canvas the market or shop the Company. Instead, the Company was determined to reach a deal with Encana as fast as possible, regardless of the price stockholders would have to pay.

46. The Board further exacerbated its breaches of fiduciary duties by failing to secure a go-shop period to try to maximize shareholder value post signing of the Merger Agreement with Encana, thereby securing a sale of Athlon to Encana for inadequate consideration.

i.	Conflicted Directors

47. While the Proposed Transaction does not maximize stockholder’s value, certain of the Company’s named executive officers and Board members will receive significant compensation in the form of special change in control payments, severance payments, golden parachute payments and accelerated vesting of stock options – benefits that are not otherwise available to the Class. Reeves, for example, stands to receive over $363.58 million, while Gardner and Stevens, both allegedly “Independent” Directors, each stand to receive over $5 million and $1.25 million, respectively, upon consummation of the Proposed Transaction.

48. Moreover, Apollo controls approximately 25% of Athlon’s outstanding shares and is the single largest Athlon stockholder. Since its initial investment, Apollo has more than doubled its money through Athlon. Additionally, Apollo controls three Board members: Beard, Handler and Wilson, all of who are Partners or Members of Apollo (the “Apollo Controlled Directors”).

49. Together with Apollo, the Independent Defendants control approximately 35.8% of Athlon’s outstanding shares. The Proposed Transaction presents an excellent opportunity for Apollo and the Individual Defendants to liquidate their holdings. Indeed, upon consummation of the Proposed Transaction, Apollo and the Individual Defendants stand to receive over $2 billion.

50. Therefore, it is unsurprising that Apollo and the Individual Defendants entered into Voting Agreements to deliver approximately 35.8% of the Company’s outstanding shares to Encana; further ensuring consummation of the Proposed Transaction on terms preferential to Encana but detrimental to Plaintiff and other public stockholders of Athlon.

51. In addition, the Apollo Controlled Directors have a long history of sitting together on Boards of various companies and making joint decisions. Aside from the Athlon Board, the Apollo Controlled Directors currently sit on the Apollo Board and the EP Energy Corp. Board. Additionally, both Wilson and Beard sit together on the Board of Talos Energy LLC.

52. Notwithstanding such apparent conflicts of interest, Athlon failed to create any type of special committee to steer the sales process in a way that maximized stockholder value. Rather than guard the interests of Athlon stockholders, Defendants permitted Reeves and other interested parties to dominate the entire process leading up to the Proposed Transaction and negotiate all relevant terms of the Merger Agreement.

ii.	The Preclusive Deal Protection Devices

53. In addition to failing to engage in a fair and reasonable sales process, the Individual Defendants, driven by their own personal interests, agreed to certain onerous and preclusive deal protection devices that operate conjunctively to lock-up the Proposed Transaction and ensure that no competing offers for the Company will emerge.

54. For example, §7.03 of the Merger Agreement, entitled “No Solicitation,” contains a provision barring the Board and any Company representatives from attempting to procure a price in excess of the amount offered by Encana. It further demands that the Company terminate any and all prior or ongoing discussions with other potential suitors.

55. Pursuant to §7.03(c) of the Merger Agreement, if the Company so much as receives an inquiry from an unsolicited bidder that may lead to a superior proposal, it must notify Encana within 48 hours of the identity of the bidder and the material terms of the proposal, prior to taking action pursuant to the competing proposal.

56. Further, pursuant to §7.03(c) of the Merger Agreement, if the Company receives an unsolicited offer that the Board determines constitutes a superior proposal, the Board must promptly provide written notice of the superior proposal, consisting of, among other information, the identity of the person making the proposal and the most current written draft agreement relating to the proposal, to Encana.

57. Further, pursuant to §7.03(e) of the Merger Agreement, the Board must also give Encana four (4) business days after the delivery of the prompt notice during which it must negotiate with Encana (should Encana desire to negotiate) so that Encana has the opportunity to adjust the terms and conditions of the Merger Agreement so that the competing proposal ceases to be a superior proposal. Accordingly, the Merger Agreement unfairly assures that any “auction” will favor Encana and piggy-back upon the due diligence of the foreclosed alternative bidder.

58. In addition, §10.03 of the Merger Agreement provides that Athlon must pay to Encana a termination fee of $207.5 million if the Company decides to pursue another offer (or if Encana terminates the Proposed Transaction), thereby essentially requiring that any alternate bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

59. Ultimately, these preclusive deal protection devices restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

60. Finally, the Individual Defendants chose to structure the deal as a Tender Offer. This structure greatly increases the chances of consummating the Proposed Transaction and leaves stockholders with minimal time to effectively challenge the deal.

61. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

D.	The Materially Misleading and Incomplete Registration Statement

62. On October 10, 2014, Athlon filed its 14D-9, which fails to disclose material information necessary for a reasonable stockholder to make an informed decision regarding the Tender Offer, and whether to seek appraisal rights.

i.	Material Omissions and Misrepresentations Concerning the Background of the Proposed Transaction

63. The 14D-9 omits several important details concerning the process leading up to the signing of the Merger Agreement.

64. Specifically, the 14D-9 fails to disclosure whether there were any prior relationships or business dealings between: (i) Reeves and Suttles; (ii) Athlon and Encana; or (iii) any officers and/or directors of the two companies.

65. The 14D-9 fails to disclose why Encana was interested in a potential transaction with Athlon in early August 2014 and whether they had ever expressed interest in a potential transaction with Athlon on any previous occasions.

66. The 14D-9 fails to disclose why Encana refused to participate in any pre-signing or post-signing sales process.

67. The 14D-9 fails to disclose the vetting process that led to the selection of Goldman, Sachs & Co. (“Goldman”) as the Company’s financial advisor.

68. Likewise, the 14D-9 fails to disclose the vesting process for the selection of Evercore Group L.L.C. (“Evercore”) as the Company’s additional financial advisor and why the Company needed two financial advisors to assist in the evaluation of the Proposed Transaction.

69. Critically, the 14D-9 fails to disclose why the Board did not create a special committee to negotiate with Encana and control the process leading up to the Proposed Transaction.

70. Additionally, the 14D-9 fails to disclose whether Athlon management, Goldman or Evercore calculated the cost of synergies expected to be realized as a result of the consummation of the Proposed Transaction.

71. The 14D-9 fails to disclose why Athlon selected Goldman to render the fairness opinion, rather than Evercore.

72. Likewise, the 14D-9 fails to disclose why the analyses prepared by Evercore were not provided to the Board.

73. Finally, the 14D-9 fails to disclose whether the negotiation over Encana’s retention of non-executive employees included any Board members.

74. Each of the above-referenced omissions are material because they directly relate to the process the Board took to maximize stockholder value and whether the Board inappropriately steered the process toward a deal with Encana to the detriment of the Company’s stockholders.

ii.	Materially Incomplete and Misleading Disclosures Concerning Goldman’s Financial Analysis

75. In addition to the above, the 14D-9 also omits several important details concerning the financial analysis undertaken by Goldman in support of its fairness opinion.

76. With respect to the Implied Premium Based on Historical Share Price Analysis referenced on pages 30-31, the 14D-9 fails to disclose (i) the rationale for selecting the time period used in the analysis; and (ii) the premium to the volume-weighted average closing price of the Company’s shares for the one-year period ended on September 26, 2014.

77. With respect to the Net Asset Value Analysis referenced on page 31, the 14D-9 fails to disclose: (i) the definition of after-tax cash flow used in this analysis; (ii) the specific inputs and assumptions used to determine the 10%-12% discount rate range, including how weighted average cost of capital was calculated in the analysis; (iii) whether the Reserve Report used in the analysis was the same as what was disclosed on page 27 of the 14D-9, and if not, it should disclose the figures used; (iv) whether the Company Financial Forecasts used in the analysis was the same as what was disclosed on page 28 of the 14D-9, and if not, it should disclose the forecasts used in the analysis; (v) whether a perpetual growth rate was utilized in the analysis and if so, it should disclose such rate and the judgments and key inputs used in selecting the rate.

78. With respect to the Illustrative Present Value of Future Share Price Analysis referenced on page 31, the 14D-9 fails to disclose: (i) the judgments and key inputs considered by Goldman in selecting the discount rate of 14%; and (ii) the basis for the one year forward enterprise value to EBITDA multiples range assumption of 5.0x to 7.0x.

79. With respect to the Selected Transactions Analysis referenced on pages 32-33, the 14D-9 fails to disclose: (i) the rationale for selecting the transactions used in the analysis; (ii) the multiples observed for each of the selected transactions; and (iii) whether Goldman considered any other metrics other than the implied premiums paid to undisturbed target share prices multiples or the transaction value as a multiple of proved reserves and current production observed for each of the selected transactions.

80. With respect to the Selected Companies Analysis referenced on pages 33-34, the 14D-9 fails to disclose: (i) the criteria for selecting the companies used in the analysis other than that were all publicly traded oil and gas exploration and production companies (ii) the multiples observed for each of the companies in the analysis; (iii) whether Goldman considered any other metrics, other than EBITDA multiples, price to cash flow multiples and reserve multiples; and (iv) whether certain companies were considered in this analysis, but ultimately excluded from consideration.

81. With respect to the Public Deal Premium Review referenced on page 34, the 14D-9 fails to disclose or identify: (i) the selected precedent all-cash transaction involving U.S. public company targets used for the analysis; (ii) whether Goldman considered any other metrics, other than 1-day premiums for cash-only transaction, in connection with the selected transactions; and (iii) the basis for selecting the reference range of 28.0% to 52.0%.

82. Absent the material information set forth above, Athlon shareholders do not have sufficient information to make a fully-informed decision whether to tender shares. Accordingly, Plaintiff request injunctive relief to remedy this irreparable harm.

CLASS ACTION ALLEGATIONS

83. Plaintiff brings this action for herself and on behalf of all holders of Athlon common stock which have been or will be harmed by the conduct described herein (the “Class”). Excluded from the Class are Defendants and any individual or entity affiliated with any defendant.

84. This action is properly maintainable as a class action.

85. The Class is so numerous that joinder of all members is impracticable. According to the Company’s U.S. Securities and Exchange Commission (“SEC”) filings, there were more than 97.1 million shares of Athlon common stock outstanding as of the close of business on October 6, 2014.

86. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, due care, good faith, and candor with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) whether the Individual Defendants misrepresented and omitted material facts in violation of the fiduciary duty of candor owed by them to Plaintiff and the other members of the Class;

(c) whether the Proposed Transaction is fair in process and price;

(d) whether the Individual Defendants have breached any of their other fiduciary duties owed to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including their duty of candor;

(e) whether the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers designed to discourage other potentially interested parties from making an offer to acquire the Company or its assets;

(f) whether Athlon aided and abetted any of the Individual Defendants’ breaches of fiduciary duty owed to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(g) whether Encana aided and abetted any of the Individual Defendants’ breaches of fiduciary duty owed to Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

(h) whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated without the actions complained of herein being corrected.

87. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

88. Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

89. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

90. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

91. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary

Duties Against the Individual Defendants

92. Plaintiff incorporates by reference and re-alleges each and every allegation contained above as though fully set forth herein.

93. The Individual Defendants have violated the fiduciary duties of care, loyalty, and independence owed to the public stockholders of Athlon and have acted to put their personal interests ahead of the interests of Athlon stockholders.

94. By the acts, transactions, and course of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value inherent in and arising from Athlon.

95. The Individual Defendants have violated their fiduciary duties by entering Athlon into the Proposed Transaction without regard to the effects of the Proposed Transaction on Athlon stockholders.

96. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and care owed to the stockholders of Athlon by entering into the merger through the unfair process exemplified by the Merger Agreement.

97. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

98. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Athlon’s assets and operations. Unless the Tender Offer is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Merger Agreement terms, and may consummate the Tender Offer, all to the irreparable harm of the members of the Class.

99. Moreover, the Individual Defendants breached their duty of candor by failing to disclose to Plaintiff and the Class all material information necessary for them to make an informed decision regarding whether to tender their shares in the Tender Offer.

100. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of

Fiduciary Duty Against Athlon, Encana and Merger Sub

101. Plaintiff incorporates by reference and re-alleges each and every allegation contained above as though fully set forth herein.

102. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

103. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

104. Defendants Athlon, Encana and its wholly-owned subsidiary Merger Sub colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

105. Defendants Athlon, Encana and Merger Sub participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. Defendants Athlon, Encana and Merger Sub obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Defendants Athlon, Encana and Merger Sub will benefit from the acquisition of the Company at an inadequate and unfair price if the Proposed Transaction is consummated.

106. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in her favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C. Rescinding, to the extent already implemented, the Merger Agreement;

D. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for stockholders;

E. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Athlon and obtain a transaction which is in the best interests of Athlon stockholders;

F. Imposition of a constructive trust, in favor of Plaintiff and members of the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: October 17, 2014	Respectfully submitted,

FARUQI & FARUQI, LLP

	By:	/s/ James R. Banko
James R. Banko (Del. Bar No. 4518)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel: (302) 482-3182
Email: jbanko@faruqilaw.com

Attorneys for Plaintiff Maxine Phillips

OF COUNSEL:

FARUQI & FARUQI, LLP

Juan E. Monteverde

Innessa S. Melamed

369 Lexington Avenue, 10th Fl.

New York, NY10017

Tel.: (212) 983-9330

Fax: (212) 983-9331

Attorneys for Plaintiff Maxine Phillips

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